IC Places, Inc.

5428 S. Bracken Court

Winter Park, FL 32792

April 7, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington DC 20549

Re:

IC Places, Inc.

Response to SEC Comments, dated November 4, 2008

Amendment No. 4 to Registration Statement on Form 10

File No. 0-53278

Dear Mr. Owings:

We are in receipt of your above referenced letter and are responding to each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 15

1.

We reviewed your response to comment 4 in our letter dated August 13, 2008. We also reviewed your disclosure regarding the agreement with Bridger Web under this heading and note that you completed the acquisition of Bridger Web during the six months ended June 30, 2008.  However, under the heading “Item 3. Description of Property—Bridger Web” on page 18, you disclose that you acquired Bridger Web in December 2005.  Please tell us when you acquired Bridger Web and reconcile these statements. In this regard, we note that the Bridger Web agreement provides that after completion of the acquisition, the sellers (Messrs. McNew and Martin) agree to allocate up to 40 hours per month for two years after closing. Prior amendments to your Form 10 disclosed that Mr. McNew would be your Chief Financial Officer upon your acquisition of Bridger Web but your current disclosure does not include Mr. McNew as your chief financial officer. Lastly, you no longer name a chief financial officer.  Please disclose the name of your chief financial officer or the person who will be performing these functions and include any information required by Item 401 of Regulation S-K.

IC Places, Inc.

Resp. to SEC Comments dtd 11/04/08

April 7, 2009

Response:

The acquisition of all issued and outstanding shares of Bridger Web commenced in December 2005, with the execution of a Stock Purchase and Sale Agreement (the “Agreement”). The parties to the Agreement performed various terms of the Agreement over time.  Performance and satisfaction of all terms of the Agreement was completed during the six-month period ended June 30, 2008.  Upon completion of all terms of the Agreement, it was determined that Company CEO, Steven Samblis, would continue to perform the function of chief financial officer rather than Kevin McNew, as had been previously projected.  Mr. Samblis has subsequently assumed the official title of Chief Financial Officer, as reflected in the last quarterly report filed by the Company on Form 10-Q.

We hope that our response is satisfactory to your inquiry and comments.   For ease of reference and in order to expedite your review, we are including as Exhibit “A” to this letter, a marked copy of Amendment No. 5 to our Form 10 which is being filed concurrently herewith.

Sincerely,

/s/: Steven Samblis

Steven Samblis,

President, Chief Executive Officer and

Chief Financial Officer

EXHIBIT “A”

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~4~~ 5 to

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

IC Places, Inc.

(Name of Small Business Issuer in its charter)

Delaware	42-1662836

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5428 S. Bracken Court, Winter Park, FL,	32792

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number (321) 251-5045

Securities to be registered under Section 12(b) of the Act:
Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock $.00001 par value

(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer of a smaller reporting company. See the definitions of a “large accelerated filer,” “accelerated filer” and smaller reporting company” in Rule 12b-2of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Additional Information

This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under “Description of Business” and “Management’s Discussion and Analysis or Plan of Operation”. These uncertainties and other factor include, but are not limited to: our ability to locate a business opportunity for merger; the terms of our acquisition of or participation in a business opportunity; and the operating and financial performance of any business combination with us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements, and the reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

Item 1. Description of Business.

IC Places, Inc. was formed on March 18, 2005 as a Delaware Corporation. IC Places, Inc. engages in the ownership and operation of a network of city-based Websites for travelers and local individuals. Its Websites provide information about hotels, restaurants, golf courses, discount event tickets, discount car rentals, discount airfare, and attraction tickets. The company’s UnofficialU.com, currently in beta/development, will provide entertainment and information about travel packages for spring break and summer vacation for college students in North America. The company’s icplaces.com website targets tourists and travelers in the 35-54 age group, providing specific information regarding dining, lodging, entertainment and other needs, including daycare, on a city-by-city basis. The company’s www.selfhelpcenters.com website provides a compendium of self-awareness and self-help links, providing on-line life coaching. The company is based in Celebration, Florida. IC Places Inc. formerly operated as a subsidiary of Graystone Park Enterprises Inc. Two of the main sources of IC Places revenue come from Local Online Advertising Sales and Online Travel Services. These are two of the Internet’s fastest growing sectors.

IC Place’s offers tools and expertise to advertisers that combine the quality and power of Flash video, interactive features, the ability to update their information and add special events immediately and as frequently as desired. The IC Places websites also incorporate the most comprehensive online tracking and reporting capabilities. This dramatically enhances the impact and effectiveness of any ad campaign. Any business advertising with IC Places will continually experience a memorable advertising campaign exhibiting efficiency.

IC Places supports individual campaign objectives with an arsenal of online tools designed to fulfill specific creative goals for each of the four primary campaign objectives:

•	Brand Impact & Awareness
•	Brand Endorsement
•	Brand Interaction, Education, & Favorability
•	Direct Response & Acquisition

Products and Services

IC Places is primarily a ‘city guide’ providing up-to-date information for hundreds of cities in the United States. IC Places will provide information on entertainment, dining and other pertinent information relating to travel and transportation. The sites offer a full array of lodging, prices, restaurants, menus, calendars, entertainment, sports, and educational, recreational, and cultural options, along with special events in the cities we cover, as well as links to advertisers and travel agent options.

The following subtopics discuss IC Places’ potential revenues, products and services.

Online Local Advertising

Borrell Associates Inc. released a report, “Outlook for 2007: Pac-Man Pace for Local Online Advertising,” which predicts local online advertising will grow 31 percent in 2007. The Kelsey Group estimates that by

2010 almost 40 percent of an estimated $27 billion automobile advertising market will be allocated to local online and directional media. We intend to capture advertising revenue from business located in college cities covered by www.UnofficialU.com, from www.icplaces.com, and from publishers and seminar organizers from www.selfhelpcenters.com.

Video Classified and Banner advertising

Though no other local city-based websites that offers Video Classified Advertising... regular online classified advertising is booming. Online classified ads and Internet Yellow pages are projected to double to $31.1 billion worldwide in 2010 from $15.7 billion in 2005, according to research firm Kelsey Group. Banner advertising will be available in each of our IC Places sites. Banners will be sold per month and will vary in price based on placement and page. Banners will start at $500.00 per month. The market for advertising is large. Citysearch.com, which offers fewer features than IC Places, reported for Q4, 2004 for approximately 25,000 paid banner advertisers. We can provide no assurances that we will capture any portion of these revenue streams, but will direct our efforts to doing so.

Online Travel Services

Online travel revenues were approximately $73 billion in 2006, a 20 percent gain over 2005 revenues according to “The 2006 State of Retailing Online,” the ninth annual report conducted by Forrester Research. IC Places delivers consumers everything they need for researching, planning, and purchasing their entire trip. The company provides direct access to one of the broadest selections of travel products and services through its World wide network of city based websites, for which we will receive referral fees. Serving many different consumer segments — from families booking a summer vacation to individuals arranging a quick weekend getaway —, IC Places, Inc. provides travelers with the ability to research, plan, and book their comprehensive travel needs in an easy to use online format. IC Places, Inc. websites feature airline tickets, hotel reservations, car rentals, cruises, and multiple other in-destination services from a wide array of partners.

Video Streaming

Video Classified advertisements

According to new estimates by the Newspaper Association of America, online advertising classified revenues reached $750m in the first quarter of 2007. The biggest decline in traditional print advertising continues to be in the classified advertising category. This category declined by 13.2 per cent to $3.4bn, with real estate and recruitment advertising both down by more than 14 per cent during the first quarter. This decline reflects the growing shift of classified advertising to rivals on the internet such as Craig’s list, which often provides the service for free.

IC Places will offer local Video Classified advertisements on its city specific websites, through its video partners. The service gives sellers of cars, boats, planes, houses or anything that can best be viewed with live action video the ability to market items for sale through video. The Video Classified Ads are free to the advertiser and consumer. IC Places receives revenue from 15 - 30 second commercial ad sold by our video partners, and placed before the ads; we split the ad revenue 50/50 with them. Our piece of this process is automated allowing us to concentrate on advertising the service.

Video News Stories and Reports

We intend to select a “face of the city” for each of our city specific websites. Interesting people will have the opportunity to compete for this position, which will be selected by viewers and editors of IC Places during a contest at a local venue. A voting system will be used to ensure that the “face” is selected by the majority based on performance and city pride. IC Places is a platform for this “face” and others in their city to show why they are an expert in their field by allowing them to write and/or videotape stories about their area of expertise. These stories are then displayed on the site of the city they live in. This will give them publicity, bringing more traffic to the sites and helping to build the IC Places brand.

The editorial process is simple: Each “face” is provided a web interface to submit monthly stories. Once the story is submitted a national editor will review it and approve or decline the story. With one click the story finds its way to the correct section within the writer’s city site. Each article will also include an accompanying video including anything from a full story to supporting footage.

IC Places Instant Movie Review

Steve Samblis and Brad Daymond screen movies each week to review for the IC Places Movie Review sections of the city specific websites. We expect to receive revenue from sponsorships as well as from commercial advertisements placed by our video partners.

Corporate Partnerships

Opening Table Dining Reservations

We offer direct dining reservations at 12,700 restaurants though a partnership with Open Table. We are one of a handful of partners affiliated with this service. Other partners include America Online, Inc., American Express, CityGuide, Chicago Tribune’s metromix.com, Citysearch.com, LA Times’ calendarlive.com, Time Out New York, San Francisco Chronicle’s sfgate.com, washingtonpost.com, and Yahoo! Inc. IC Places, Inc. earns 50 cents per person per booking each time a person books a dining reservation

Traffic.com

Traffic.com gives IC Places websites real time traffic information. Though the use of custom programmed interfaces from Traffic.com, IC Places can provide free city-based information including “Hotspot” alerts, up to the minute traffic, personalized traffic reports for specific routes, and email, text message and phone alerts sent to the visitor’s personal phone number. Ads are run on emails, text messages as well as voice alerts. All profits are split between IC Places and Traffic.com.

Hotels.com

Visitors to each IC city site can view available hotel accommodations and book seamlessly through the IC Places web sites. The booking itself is done on the hotel.com servers however this is transparent to our consumers who never leave the IC Places website. Under the agreed terms IC Places makes 10% on all reservations completed.

Limbo.com

In the contest section of each IC city site visitors can become a part of an interactive gaming arena linked by video feed and a live “chat” connection. Gamers compete for “loot” that is won by playing the game of Limbo and can be used to purchase items from their partnering companies. Profits occur when sales are split between IC Places and Limbo.com.

Dollar Rental Car

We offer discounted car rentals through Dollar Rental Car nationally. We make 10% on all reservations. The partnership with Dollar/Thrifty provides the company access to their entire global XML database. By using this XML database a visitor to any IC Places city site is able to search the best rate and availability in that city and make the reservation in real time.

Revver.com

Revver powers the 9000 TV Channels found in sections of IC Places city websites. The software allows IC Places visitors to create their own interactive TV shows and broadcast them in the city they live in on the appropriate channel. They can also share an IC Places channel over their own website, blog, social network or mobile phone.

Visitors can share their IC Places’ channels with friends collaborating with them to be a part of their shows, by adding their own content, by voting and chatting live with other viewers. With IC Places TV, visitors can become Citizen Journalists. They can share their experiences live with the world and be the star, director and producer of their own live TV Show, wherever they are and in a manner they choose.

Other

IC Places, Inc. is working with one of the largest Convention Planning Companies in the US. We will initially focus on conventions that are coming to the Orlando area. On each client’s Human Resources pages we will place a ‘widget’ which we created to allow the client’s employees to search for restaurants in the Orlando area, and make dinner reservations. For every seat booked the restaurants pay IC Places a fee.

Market Analysis Summary

Our top 16 competitors had estimated revenues of over $68.5 trillion, based on March 2007 Reuters Estimates (see below). The company believes that the market for its services, especially in consideration of the rich media and video content and city specific websites will allow it to capture sufficient revenues to remain viable, if not profitable.

The PhoCus Wright report provides substantial information relative to current and projected travel data and is cited below. We will also focus on the 2004 Travel Report which is a study conducted quarterly by Harris Interactive®. According to the study, more than four in five (82%) of U.S. adults plan to take at least one trip for leisure sometime in the next six months making our target market 82% of the US adult population. In addition, one in five adults plan to travel for business purposes (22%) and 19% of these business travelers will use at least one of these trips in the next six months to include leisure plans. When leisure travelers and combined business/leisure travelers book or plan to book arrangements for their next trip, the most used booking channel cited by both groups is online travel websites (28% of leisure travelers and 31% of business/leisure travelers). Of those solely traveling for business purposes, one quarter (24%) have booked or plan to book their arrangements using their corporate travel department followed by 22 percent using or planning to use an online travel website. PhoCus Wright states that 55% of all Internet hotel bookings are made through online travel sites. The airline industry is similar with approximately 52% of tickets bought on the Internet for major carriers being purchased through online travel sites. Expedia alone handles 20 million customers per month, according to its public relations director, Jason Reindorp.

Market Trends

Online Advertising U.S. local online advertising revenue grew 26 percent year on year to a record $4.9 billion in the first quarter of 2007, according to the Interactive Advertising Bureau (IAB) and Pricewaterhouse Coopers (PwC). The local online advertising sector has seen strong growth in recent years as marketers put more money into online, eschewing traditional areas such as newspapers and television. The continued growth of online ad revenues clearly illustrates marketers increased comfort with the extraordinary vitality and accountability of this medium. The sector has been bolstered in recent months by merger and acquisition activity involving some of online advertising’s biggest names. In May of 2007 Microsoft Corp. agreed to buy a Quantive Inc., an online advertising business for $6 billion, while advertising group WPP Group Plc. said it would pay $649 million for 24/7 Real Media Inc. In April, Google Inc., said it would pay $3.1 billion for Doubleclick Inc., which offers a digital marketplace that connects ad agencies, marketers and Web site publishers. Investors are betting on increased growth in the online ad sector as broadband penetration grows and more services move to the Web. We can expect continued strong revenue growth buoyed by an expanding broadband subscriber base, which translates into more users spending time online and offers a platform for rich media and video ads, the cornerstone of IC Places rich media offering.

Target Market Segment Strategy

Our choice of target markets is based on comprehensive study of the travel industry coupled with an in depth understanding of the customer’s needs.

Market Segmentation

We intend to focus on certain categories of potential customers. Business Owners: There are over 2,966,666 businesses available to be served in 300 US cities. Local Area Residents: There are over 200,000,000 people living in or around those cities. Business and Leisure Travelers: In 2006, 1,250,000,000 people traveled through the top 30 cities covered by IC Places. These figures can be found in the ACI annual traffic statistics

Competition

Below are brief descriptions of IC Places competitors’ services (those which are relevant to us), extracted from listed sources. The company is a development stage company, with significant portions of its on-line content and functionality in beta stage. We have had limited revenues and capitalization, especially in comparison with the companies listed below, and there can be no assurances that we will ever generate sufficient revenues to truly compete with any of these potential competitors. This information is provided for reference purposes only, to demonstrate the size of the entire market, and not to suggest that we could ever capture any particular portion of these revenues.

Dependence on Major Customers

IC Places, Inc. is not dependent on one or a few Major Customers.

Research and Development

The issuer has spent a nominal amount of time on research and development and any related cost of such activities will not be borne by its customers

Employees

IC Places has two full-time employees and four part time-employees. IC Places has no collective bargaining agreements with its employees. IC Places believes that its employee relationships are satisfactory.

Reports to Security Holders

Before the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).

The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public

IC Places, Inc. Quick Comparable Company Analysis ($ in millions, except per share data)

Company Name	Ticker	Stock Price 06/03/2004	Shares Outst.	Market Cap	Net Debt	Tang BV/ Share	Revenue	EBIT

Citysearch

Google Inc. (Nasdaq:GOOG)	Nasdaq: GOOG	522.7	311.5	162845.9	-11935.9	52.93	12015.1	4566.6

Time Warner Inc. (NYSE:TWX)	NYSE: TWX	21.04	3785.5	79646.2	34000	-8.68	45170	8199

Yahoo! Inc. (NasdaqNM:YHOO)	Nasdaq: YHOO	27.13	1343.9	36458.8	-1596.1	4.04	6530.5	1479.9

RH Donnelley Corp. (NYSE:RHD)	NYSE: RHD	75.78	71	5380.5	10124.7	-174.42	2238.2	705.8

Dex Media Inc.		27.72	150.7	4177.1	5290.9	-33.7	1658.4	535.7

InfoSpace Inc. (NasdaqNM:INSP)	Nasdaq: INSP	23.21	33	7,65.7	-412.9	17.89	368.1	4.5

CBS Switchboard		7.75	19.2	1,48.8	-54.6	2.92	16	2.2

Pro Travel Network Inc. (OTCBB:PTVL)	OTCBB: PTVL	0.64	24.4	15.6	-0.5	0.02	3.2	-0.4

Kinder Travel Inc		NA	NA	—	0	0	0.2	-0.1

Dex Media East LLC		NA	NA	—	1462.7	NA	554.7	104.5

IC Places, Inc.	Pink: ICPA	0.1	50	5	0		0.005

					Total Revenues of top 16 competitors
Financial data provided by				Capital IQ	$ 68,554,473,380
Estimated data provided by				Reuters Estimates
Historical Equity Pricing Data Supplied by				FTP

Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

Our Common Stock

Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “ICPA”

Corporate Information

Our principal executive offices are located Winter Park, Florida 32792 and our telephone number is (321) 251-5045. Our website is located at www.ICPlaces.com.

Item 1A   RISK FACTORS

An investment in our Common Stock is highly speculative and is not an appropriate investment for investors who cannot afford the loss of all or part of their investment.

The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, and results of operations could be seriously harmed.

Our business is difficult to evaluate because we have a limited operating history.

IC Places was incorporated on March 18, 2005, and is still a development stage company with no revenues. For the year ended December 31, 2007 and the years ended December 31, 2006 and 2005, net losses were approximately ($18,000),($9,000),($50,000), respectively.  We expect to experience fluctuations in future quarterly and annual operating results that may be caused by many factors, including:

•	our ability to achieve significant sales for our products and services;

•	the cost of technology, software and other costs associated with production and distribution;

•	the size and rate of growth of the market for Internet products and online content and services;

•	the potential introduction by others of products that are competitive with our products; and

•	the general economic conditions in the United States and worldwide.

In view of the foregoing, our results of operations and projections of future operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We may not be able to achieve the market penetration and advertising revenues we anticipate.

Failure to attract and keep customers and provide meaningful timely information could result in loss of customers and corresponding advertising revenues. This could substantially impair our ability to achieve new market share and/or maintain current market share.

Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.

Our future success also will depend on our ability to attract, retain and motivate highly skilled engineering, management, sales and other key personnel. Competition for such personnel is, at times, intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In addition, our ability to generate revenues relates directly to our personnel in terms of both numbers and expertise of the personnel we have available to work on the projects. Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.

We compete in a highly competitive market and many of our competitors have greater financial resources and established relationships with major corporate customers.

The industry in which we operate is competitive, and is expected to remain competitive. In each of the markets served, we compete on the basis of price, quality, customer service and product and service selection. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain or strengthen our competitive position in our market segments, especially against larger competitors. We any incur additional costs to upgrade systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Our business could suffer if we are liable for infringing the intellectual property rights of others.

We may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties by us and our licensees.

Other parties may assert claims of infringement of intellectual property or other proprietary rights against us. These claims, even if without merit, could require us to expend significant financial and managerial resources. Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses. We also may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable. In the future we could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of trademarks and other intellectual property rights of third parties by us and our licensees. Any such claims could have a material adverse effect on our business, financial condition and operating results.

Our business will not succeed if we are unable to keep pace with rapid technological changes.

We use the IC Places technology designed by our Company to serve our clients. These technologies likely will change and may become obsolete as new technologies develop. Our future success will depend upon our ability to remain current with the rapid changes in the technologies used in our business, to learn quickly to use new technologies as they emerge and to develop new technology-based solutions as appropriate. If we are unable to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which also could put us at a competitive disadvantage. If we cannot adapt to these changes, our business, financial condition or results of operations may be materially affected in an adverse manner.

If we suffer system failures or overloading of computer systems, our business and prospects could be harmed. The success of our online offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems. Fire, floods, earthquakes, power fluctuations, telecommunications failures, hardware “crashes,” software failures caused by “bugs” or other causes, and similar events could damage or cause interruptions in our systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites. If our systems, or the systems of any of the websites on which we advertise or with which we have material marketing agreements, are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected.

We are dependent on our management and employees.

We are dependent on the services of our executive officers and key employees. As of this date, we have two full time employees and four part time employees, of whom 2 are members of management. We currently do not maintain key-man life insurance policies on key executive officers of the Company. There can be no assurance that we can obtain executives of comparable expertise and commitment in the event of death, or that our business would not suffer material adverse effects as the result of the death, disability or voluntary departure of any such executive officer. Further, the loss of the services of any one or more of these employees could have a materially adverse effect on our business and our financial condition. In addition, we will also need to attract and retain other highly skilled technical and managerial personnel for whom competition is intense. If we are unable to do so, our business, results of operations and financial condition could be materially adversely affected.

We may issue additional shares that could dilute your potential ownership interest and limit the ability of a third party to obtain voting control.

Some events over which investors in the Company have no control could result in the issuance of additional shares of our Common Stock or issuances of preferred stock (of which none is currently outstanding), which would dilute the ownership percentage of current shareholders. We may issue additional shares of Common Stock:

•	to raise additional capital or finance acquisitions;
•	upon the exercise or conversion of outstanding warrants or convertible notes;
•	in lieu of cash payment of interest on our outstanding convertible subordinated notes; or
•	to vendors in exchange for products or services.

We will incur increased costs as a result of becoming a reporting company.

Following the effectiveness of this Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management will be engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.

Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Common Stock is subject to the SEC’s penny stock rules, and, therefore, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our price as reported on the Pink Sheets, LLC, is currently less than five dollars.

In accordance with the rules governing penny stocks, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer.

The effect of these restrictions may decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. Broker-dealers may find it difficult to effectuate customer transactions in our Common Stock and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2009, to include in our annual reports on Form 10-KSB, our management’s report on internal control over financial reporting and the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We are controlled by our principal stockholders and management, which will limit other stockholders’ ability to influence our operations and may affect the likelihood that other stockholders will receive a premium for your securities through a change in control.

Our executive officers, directors and principal stockholders and their affiliates own over 51% of the outstanding shares of Common Stock as of the date of this Registration Statement. These parties effectively control the Company and direct its affairs and have significant influence in the election of directors and approval of significant corporate transactions. The interests of these stockholders may conflict with those of other stockholders. This concentration of ownership may also delay, defer or prevent a change in control of us and some transactions may be more difficult or impossible without the support of these stockholders.

Our Common Stock has a very limited trading market.

Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange. In addition, trading in our Common Stock has historically been extremely limited. This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We do not intend to pay dividends.

We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the near future.

Our bylaws provide for our indemnification of our officers and directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Delaware law. Under Deleware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Item 2 Financial Information.

The information contained in Item 2 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this report. Although management believes that the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report.

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This filing contains a number of forward-looking statements which reflect management’s current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements made in this filing other than statements of historical fact, including statements addressing operating performance, events, or developments which management expects or anticipates will or may occur in the future, including statements related to distributor channels, volume growth, revenues, profitability, new products, adequacy of funds from operations, statements expressing general optimism about future operating results, and non-historical information, are forward looking statements. In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements, and their absence does not mean that the statement is not forward-looking. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated, or implied by these forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect any future events or circumstances.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including those described below), and apply only as of the date of this filing. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, the risks to be discussed in our Financial Statements and in the press releases and other communications to shareholders issued by us from time to time which attempt to advise interested parties of the risks and factors which may affect our business. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

We are providing the following selected financial data, which has been derived from the financial statements for the three and six months ended June 30, 2008, 2007 and for the period March 18, 2005 (date of inception) through June 30, 2008. The following information should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere in this form.

Selected Financial Information:
			March 18, 2005 (date of inception) through June 30, 2008 (unaudited)

	For the Six Months Ended
	June 30, 2008 (unaudited)	June 30, 2007 (unaudited)

Revenues	$1,230	$-	$1,230
Net Loss	(8,898)	(11,019)	(92,658)
Earnings per share, basic and diluted	(0.00)	(0.00)	(0.00)

	June 30, 2008	December 31, 2007
	(unaudited)	(audited)
Total Assets	44,419	53,102
Total Liabilities	86,862	86,862
Total Equity (Deficit)	(42,443)	(33,760)
Working Capital	(82,737)	(77,692)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company had $0, $1,230, $0 and $1,230 from advertising revenue for the three and six month periods ended June 30, 2008,  2007 and for the period March 18, 2005 (date of inception) through June 30, 2008, respectively.  The Company recognized advertising revenue in the first quarter of 2008.

Operating expenses were $2,174, $11,019, $10,128, $11,019 and $114,828 for the three and six month periods ended June 30, 2008, 2007 and for the period March 18, 2005 (date of inception) through June 30, 2008, respectively.  Operating expenses were related to the maintenance of the corporate entity, primarily accounting and legal fees. It is anticipated that future expenditure levels may increase as the Company intends to fully comply with it’s periodic reporting requirements following the filing of this registration statement.

Earnings per share for the three and six month periods ended June 30, 2008, 2007 and for the period March 18, 2005 (date of inception) through June 30, 2008 were $(0.00) for all periods, based on the weighted-average shares issued and outstanding at the end of each period.

The Company does not expect to generate any meaningful revenue or incur operating expenses for purposes other than fulfilling the obligations of a reporting company under the Securities Exchange Act of 1934 unless and until such time that the Company begins meaningful operations.

CONTRACTUAL OBLIGATIONS

None.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had working capital of approximately $ 9,170 as compared to $0 at December 31, 2006. Working capital as of both dates consisted entirely of cash; accordingly the Company does not anticipate being required to register pursuant to the Investment Company Act of 1940 and expects to be limited in its ability to invest in securities, other than cash equivalents and government securities, accordingly. There can be no assurances that any investment made by the Company will not result in losses.

Since 2006, the Company has obtained working capital through paid in capital of $49,500 and stockholders capital contribution of $10,563.

At June 30, 2008, the Company had $2,925 in cash and $4,125 in assets, no liabilities, no revenues, and a history of operating losses. The company plans to raise $1.2 Million dollars to launch its next phase of business and expenses associated with the next Phase are listed below. Absent an outside capital infusion, the Company will seek funding from traditional banking and other private sources. There are no assurances that any manner of securities offering (debt or equity) will be successful, and the Company’s revenues are inadequate to provide for the growth projected in this filing. We may be reliant on additional shareholder contributions, including from management, to continue operations. We are hopeful that the market awareness and financial transparency afforded through becoming a reporting company will assist us in procuring additional investment capital or loans.

Prior to March 2005, the operations of the Company were conducted as a division of Graystone Park Enterprises, Inc. (“Graystone”) , a Delaware company based in New York that publishes legal outlines and other directories under the trade name “LegalLines.” Prior to March 2005 and through October 2005 the Company and Graystone observed this corporate relationship though there was no written agreement between the parties.   Steve Samblis, who operated the Company’s business line, formed the Company and entered into an agreement with Graystone’s management to acquire its business in exchange for shares. On October 4, 2005 the parties executed a Stock Exchange Agreement which contained terms that were consistent with the working relationship that had developed between the Company and Graystone in the preceding seven month period. We do not believe the transaction qualified as a spin-off, under provisions of Staff Accounting Bulletin No. 3, in that Steve Samblis, who was a minority owner of Graystone, owned a majority of the Company immediately after the transaction.

In 2006, Graystone affected a share dividend, and distributed its ownership position in the Company to its shareholders on a pro rata basis. As a result, IC Places obtained approximately 165 new shareholders Graystone did not solicit or receive any cash or other consideration from its shareholders in connection with the share dividend.

During the six-month period ended June 30, 2008, the company completed its acquisition of 100% of the stock of a full-service IT Firm (Bridger Web, Inc.) in exchange for 21,520,000 shares of the Company’s stock.   In accordance with SAB 107, Topic 5G, the material ownership interest transfer into this business development stage company resulted in the valuation of the acquisition at the historical basis of the acquired company.  The acquired company had relatively no capital assets, no debt, and there is no value assigned to the technology basis, since all technology development costs were expensed as research and development, and the technology feasibility was reached at the time of the letter of intent to acquire.  Therefore, the valuation placed on the acquisition was considered to be the par value of the shares issued.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Plan of Operation.

During the current phase of this project, the following major events will occur, some of them simultaneously:

•	Obtain $1,200,000 investment
•	File Form 10
•	Rent and equip IC Places central office location (and required permits)
•	Launch the Wireless Application, Video Classified Advertisements, and Restaurant Menu Ordering system
•	Launch recruitment and training plan for sales and ITC
•	Begin a marketing campaign

Start-up Requirements

Phase 2 launch Expenses:
Legal and Form 10 Filing	$60,000
Business Cards and Marketing Materials	25,000
Insurance	1,750
Rent -(First, Last and Security Deposit)	15,000
Computers and Software	25,000
Fixtures (Desks, Displays, Chairs etc.)	9,400
Phones	4,000
Wireless Application	100,000
Licensing Program Setup	30,000
Billboards	120,000
Promotion and trade shows	55,000
Total Expenses	$445,150
Start-up Assets:

Cash Required	360,000
Other Current Assets	46,000
Long-term Assets	25,000
Total Assets	$431,000
Total Requirements	$876,150

Strategy

The key elements in our Sales Strategy are centered on market penetration and sales consistency.

Market Penetration:

Our initial plan is to have an active sales agent in each of our listed markets. The best way to have knowledge of the individual markets is to hire agents that have a strong familiarity of their selling area. In our hiring practices we will be looking for agents that not only have B2B sales experience but also know their market. As we build out our advertising client base in each market, we will consolidate geographic areas as the markets demand. We are looking at having sales agents in a minimum of 85% our selling cities by the end of Q4 of 2007.

Sales Process:

Our agents will use a combination of phone and face-to-face selling. Depending on the market that the agent is working, the normal process will be to call for an appointment and then present our company in that scheduled appointment. In some markets, the agents will be better suited to prospect door to door if those markets are more tailored to that type of selling. The bottom line is that making the calls and getting in front of the decision makers will produce sales.

To aid in client retention we intend to roll out our customer service group by Q3 of 2008. The requirement of this group will be to contact each client on a quarterly basis and give them new information on upcoming changes with IC Places and to help bring value to their individual adverting. The customer service group will pull up each site as they speak with the clients and be available to make changes or recommendations on how to add value to the information that is posted. They will also be attentive to the clients’ concerns and use this information to be sure that we are properly serving our clients needs to help with client retention. This group will also aid in pulling some of the responsibilities from the sales agents so that they will be able to remain focused on client accusation and not having to spend all of their time on customer service issues. The head count for this group will be adjusted to meet the needs of our company.

Sales Tracking:

We will require each of our agents to submit a sales funnel on a bi-monthly basis. This funnel will include percentage of close ratios, contact date and time and current and projected sales. The goal of this report is to help in estimating future revenues and this report will also be used as a tool for checks and balances for discrepancies with commissions or evaluating work standards. Our agents will be using our internet phone service for telephone prospecting and phone call reports will be used to aid in tracking hours worked by individual agents. It will be the combination of these two tools that will be used in evaluating agent’s performance and standards.

Item 3. Description of Property.

Currently all staff are home-based with the majority of IT staff based in Montana. Management is in Orlando.

IC Places has, through the use of internationally placed web servers handling the email system and a proprietary VOIP phone system, created an efficient and reliable communication system which is utilized fully

IC Places owns servers which are hosted on the Datapipe network. They are redundantly located in Silicon Valley, New York, Hong Kong and London. Currently traffic to the servers is only at a faction of a percent of capacity, giving IC Places expansion capacities with its current server configuration.

IC Places VOIP Phone system

IC Places’ VOIP (Voice over IP) phone system was custom built to handle the company’s potential international expansion. The system allows IC Places’ independent travel consultants and employees to work from home while being on the same phone system.

The VOIP system offers unlimited customization and operates for pennies on the dollar compared to hardwired systems. The system integrates with our websites to create interactive features such as Click-to-call.

Bridger Web

In December 2005, IC Places executed a Stock Purchase Agreement to acquire ~~d~~ Bridger Web ~~in~~ through a stock swap transaction. ~~agreement.~~ All terms of the Stock Purchase Agreement were finally performed and satisfied during the six month period ended June 30, 2008.  Bridger was a n information technology firm based in Montana. The Firm specializes in the development of data-driven applications for improved business decision-making. Bridger was headed by Luke Martin. Luke Martin holds his Masters in Economics. As part of the acquisition Mr. Martin has agreed to serve as CTO of IC Places. The main property owned by Bridger ~~w~~ W eb is its scraping program which searches the web for information which can be used for content requirements of IC Places. This includes such things as Movie Times, Concert Dates, Weather, TV Schedules and a host of other informational items. This combined with the programming and management skills of Mr. Martin made the ~~merger~~ acquisition a win for IC Places. Shortly after acquiring Bridger Web, IC Places took possession of the scraper program and Mr. Martin took the position of CTO at IC Places. To limit redundant costs Bridger Web was dissolved.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of October 5, 2008, and by the officers and directors, individually and as a group. All shares are owned directly.

Name	Position	Common Stock Owned	Percentage Owned
----------------------	--------------------------	-------------------	----------------
Steven Samblis 5428 S Bracken Court Winter Park, Florida 32792	President, Chief Executive Officer , Chief Financial Officer and Chairman	39,412,000	55.1%
Preston Blackwell 5428 S Bracken Court Winter Park, Florida 32792	Secretary, Treasurer and Director	1,000,000	1.4%
Luke Martin 502 W. Babcock Bozeman, MT 59715	Chief Technology Officer	2,410,000	3.4%

Item 5 Directors and Executive Officers

Name	Position	Period	Age
----------------------	--------------------------	---------------	----------
Steven Samblis 5428 S Bracken Court Winter Park, Florida 32792	President, Chief Executive Officer , Chief Financial Officer and Chairman	Sept 2003 - Present	47
Preston Blackwell 5428 S Bracken Court Winter Park, Florida 32792	Secretary, Treasurer and Director	Jan 2007 - Present	37
Luke Martin 502 W. Babcock Bozeman, MT 59715	Chief Technology Officer	Jan 2008 - Present	30

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years.

Management Team

Steve Samblis, President, CEO , CFO and Chairman of the Board

Mr. Samblis is the founder of IC Places and has been dedicating significant time, commencing in 2002, in the development and execution of its plan of operations.  Prior to IC Places, Inc, Mr. Samblis worked several years as a stock broker. He also consulted with the Michigan Senate in regards to securities legislation. During his period as a stockbroker, he founded a company that produced and marketed audio programs. Steve co-hosted “The Worlds Most Powerful Marketing Tool” with author Mark Victor Hansen of “Chicken Soup For The Soul” fame. Returning to the brokerage industry, Steve worked in the area of IPO Analysis. In this position he was quoted in over 200 magazines, ranging from “Time” to “The Wall Street Journal”.  Later Steve hosted the Investor’s Institute, a TV show which aired nationally. During the show Steve toured the U.S. and delivered seminars teaching people about IPOs. In 2003 Steve Samblis filed personal Chapter 7 bankruptcy. It was in Michigan at first then moved to Florida. The Discharge was signed February 28th 2005.

Luke Martin: Chief Technical Officer

Luke Martin, has an extensive background in web development and economic analysis. Luke has a Masters degree in economics and has spent considerable time developing advanced trading applications for commodity brokers and producers. Luke’s programming knowledge, combined with his business education and experience allows him to smoothly liaison between business/marketing departments and tech departments. During the period 2007 through the date of merger with IC Places, Luke created Bridger Web, a web development company that supports the needs of data dependent companies. IC Places acquired the assets of Bridger Web in a stock swap. IC Places then dissolved Bridger Web and absorbed its operations and assets into the daily operations of IC Places. Prior to Bridger Web, Luke was Director of New Product Development for Cash Grain Bids from January 2004 through January 2007.  Additionally, from February 2003 through January 2004 Luke was a Small Business Development Advisor for the Peace Corps Morocco.

Preston Blackwell: Secretary, Treasurer, Business Development Officer

Preston joined IC Places in 2006.  Preston was District Sales Manager of Software Sales for Benitez Morrison IT LLC from August 2004 through February 2006.  Prior to that he was a Senior Account Consultant for NORVERGENCE from 2003 through 2004 and an Account Executive for FDN COMMUNICATIONS from November 2000 through July 2003.  Preston's extensive experience in

Marketing, Sales, Telecommunications Hardware and Software, Computerized Maintenance Management software is instrumental in the development and implementation of the sales and marketing plan of operations. Through his International travels and his understanding of International culture and business he will be a key team member to our company’s International expansion and partnerships.

Item 6. Executive Compensation.

Executive Officers

No officer or director has received any compensation from us. Until we achieve significant operational revenues, it is not anticipated that any officer or director will receive compensation from us.

We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

Our board of directors appoints our executive officers to serve at the discretion of the board. Our directors receive no compensation from us for serving on the board. Until we achieve significant operational revenues, we do not intend to reimburse our officers or directors for travel and other expenses incurred in connection with attending the board meetings or for conducting business activities.

Executive Compensation

Steve Samblis has received no compensation from us nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. He will not receive any compensation from us for his services until after we achieve significant operational revenues.

Preston Blackwell has received no compensation from us nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. He will not receive any compensation from us for his services until after we achieve significant operational revenues.

Luke Martin has received no compensation from us nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. He will not receive any compensation from us for his services until after we achieve significant operational revenues.

Item 7 Certain Relationships and Related Transactions and Director Independence.

In 2005, the Company issued 500,000,000 share of its stock valued at par ($50,000) in exchange for Steven Samblis’ development of ICPlaces.com websites. This cost and all related compensation to Steven Samblis (an officer of the Company) has been charged to expense in 2005. Following a 1:10 reverse split in 2007, and certain transfers effected for personal financial planning purposes, Steve Samblis currently owns 39,412,000.

Item 8 Legal Proceedings.

None

Item 9 Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “ICPA.PK.”

Item 10 Recent Sales of Unregistered Securities.

NONE

Item 11 DESCRIPTION OF SECURITIES

Five Hundred Million (500,000,000) shares of stock are authorized by the company’s Amended Articles of Incorporation filed within the State of Delaware. The authorized shares consist of Five Hundred Million (500,000,000) shares of Common Stock at par value $.0001.

THE NUMBER OF SHARES OUTSTANDING

As of October 5, 2008, Seventy One Million Five Hundred Twenty Thousand Ten (71,520,010) shares of common stock, par value $.00001 are issued and outstanding. There are no shares of preferred stock authorized. There are 170 shareholders of record ..

          Registering Shares

The company has not filed or registered its shares with any regulatory agency and has not offered shares for sale under any Offering Memorandum. The holders of our common stock:

1	Have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;
2	Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of corporate affairs;

3	Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
4	Are entitled to one vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non assessable.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in IC Places shares, reducing the level of trading activity in any secondary market that may develop for IC Places shares, and accordingly, customers in IC Places securities may find it difficult to sell their securities, if at all.

IC Places has no current plans to either issue any preferred stock or adopt any series, preferences, or other classification of preferred stock. The Board of Directors is authorized to (i) provide for the issuance of shares of the authorized preferred stock in series and (ii) by filing a certificate pursuant to the laws of

Wyoming, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, all without any further vote or action by the stockholders. Any shares of issued preferred stock would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

As of the date of this document

1	There are no outstanding options of warrants to purchase or other instruments convertible into, common equity of IC Places, Inc.;
2	There are currently 42,822,000 shares of IC Places common stock held by its officers and directors. The common stock is eligible for sale pursuant to Rule 144 under the Securities Act;
3	Other than the stock registered under this Registration Statement, there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

As of the date of this document, IC Places, Inc. has 71,520,010 shares of common stock outstanding. Its officers and directors beneficially hold 42,822,000 of these shares of common stock which is approximately 60% of the issued and outstanding shares. These shares of common stock are restricted from resale under Rule 144 until registered under the Securities Act, or an exemption is applicable.

In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an “affiliate” and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

PREFERRED STOCK

IC Places, Inc. is not authorized to issue preferred stock.

PREEMPTIVE RIGHTS

No holder of any shares of IC Places, Inc. stock has preemptive or preferential rights to acquire or subscribe for any shares not issued of any class of stock or any unauthorized securities convertible into or carrying any right, option, or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

NON-CUMULATIVE VOTING

Holders of IC Places, Inc. common stock do not have cumulative voting rights. Cumulative voting rights are described as holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of IC Places directors.

CASH DIVIDENDS

As of the date of this prospectus, IC Places, Inc. has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions. IC Places does not intend to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in business operations.

Item 12 INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

Bylaws and certain statutes provide for the indemnification of a present or former director or officer. Please refer to the section herein titled “Indemnification of Directors and Officers.”

THE SECURITIES AND EXCHANGE COMMISSION’S POLICY ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to any provisions contained in its Articles of Incorporation, Bylaws, or otherwise, SDH Group, Inc. has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SDH Group of expenses incurred or paid by a director, officer or controlling person of SDH Group in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SDH Group will, unless in the opinion of SDH Group legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 13 Financial Statements and Supplementary Data.

The financial statements of the Company appear at the end of this report beginning with the table of contents to the Financial Statements on page F-1.

Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 15 Financial Statements and Exhibits.

IC Places, Inc.

(A Development Stage Company)

For the Three and Six Months Ended June 30, 2008 and 2007 and

For the Period March 18, 2005 (Date of Inception) through June 30, 2008

(unaudited)

IC Places, Inc.
(A Development Stage Company)
Balance Sheet

	As of
	June 30, 2008	December 31, 2007
	(unaudited)	(audited)

Current Assets
Cash	$2,925	$9,170
Accounts Receivable	1,200	-
total current assets	4,125	9,170

Property and Equipment	23,533	23,533
Accumulated Depreciation	(4,179)	(541)
property, net	19,354	22,992

Deferred Tax Assets	20,940	20,940

Total Assets	$44,419	$53,102

Liabilities and Stockholders' Equity
Current Liabilities
Advances from Stockholder	$86,862	$86,862
total current liabilies	86,862	86,862

Stockholders' Equity
Common Stock, $.00001 par value;
500,000,000 shares authorized;
71,500,000 and 50,000,000 shares outstanding	715	500
Additional Paid In Capital	49,500	49,500
Accumulated Deficit during the Development Stage	(92,658)	(83,760)
total stockholders' deficit	(42,443)	(33,760)

Total Liabilities and Stockholders' Equity	$44,419	$53,102

The accompanying notes are an integral part of these financial statements

IC Places, Inc.
(A Development Stage Company)
Statement of Operations
(unaudited)

					March 18, 2005
					(inception date)
	For the Three Months Ended		For the Six Months Ended		through
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008

Revenues	$-	$-	$1,230	$-	$1,230

Operating Expenses
Programmer Expense	-	-	1,058	-	14,915
Advertising and Promotion	-	-	1,000	-	2,236
Selling Expense	-	-	440	-	11,020
Professional Fees	-	-	3,000	-	20,363
Communications	-	-	638	-	7,283
Office and Miscellaneous	140	11,019	139	11,019	4,617
Stock-Based Comp	215	-	215	-	50,215
Depreciation	1,819	-	3,638	-	4,179
total operating expenses	2,174	11,019	10,128	11,019	114,828

Operating Loss	(2,174)	(11,019)	(8,898)	(11,019)	(113,598)

Income Tax Provision (Benefit)	-	-	-	-	(20,940)

Net Loss	$(2,174)	$(11,019)	$(8,898)	$(11,019)	$(92,658)

Earnings per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted average shares outstanding	71,520,000	50,000,000	69,726,667	50,000,000	52,996,456

The accompanying notes are an integral part of these financial statements

IC Places, Inc.
(A Development Stage Company)
Statement of Stockholders' Deficit

			Additional		Total
	Capital Stock		Paid In	Accumulated	Stockholders'
	Shares	Par Value	Capital	Deficit	Deficit

Balance, March 18, 2005 (Date of Inception)	-	$-	$-	$-	$-

Stock-Based Compensation, March 18, 2005, par value	50,000,000	500	49,500		50,000

Net Loss, date of inception through December 31,
2006 (audited)				(65,600)	(65,600)

Balance, December 31, 2006	50,000,000	500	49,500	(65,600)	(15,600)

Net Loss, December 31, 2007 (audited)				(18,160)	(18,160)

Balance, December 31, 2007	50,000,000	500	49,500	(83,760)	(33,760)

Acquisition for stock, January 15, 2008	21,520,000	215	-		215

Net Loss, June 30, 2008 (unaudited)				(8,898)	(8,898)

Balance, June 30, 2008	71,520,000	$715	$49,500	$(92,658)	$(42,443)

The accompanying notes are an integral part of these financial statements

IC Places, Inc.
(A Development Stage Company)
Statement of Cash Flows

			March 18, 2005
			(inception date)
			through
	June 30, 2008	June 30, 2007	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)

Cast Flows from Operating Activities:
Net Loss from Operations	$(8,898)	$(11,019)	$(92,658)

Adjustments to reconcile net loss to met cash provided by operating activities:
Depreciation	3,638		4,179
Stock Based Comp	215		50,215

Decreases (increases) in assets and liabilities:
Accounts Receivable	(1,200)		(1,200)
Deferred Tax Assets			(20,940)
Net cash (used in) provided by operations	(6,245)	(11,019)	(60,404)

Cast Flows from Investing Activities:
Capital Expenditures	-		(23,533)
Net cash provided by (used in) investing activities	-	-	(23,533)

Cast Flows from Investing Activities:
Stockholder advances			86,862
Net cash provided by (used in) investing activities	-	-	86,862

Net Increase (Decrease) in Cash	(6,245)	(11,019)	2,925

Cash, beginning of year	24	11,043	-

Cash, ending	$2,925	$24	$2,925

The accompanying notes are an integral part of these financial statements

IC Places, Inc.

(A Development Stage Company)

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2008 and 2007 and

For the Period March 18, 2005 (Date of Inception) through June 30, 2008

(unaudited)

 1.                       Background Information

IC Places, Inc. ("The Company") was formed on March 18, 2005 as a Delaware Corporation and is based in Celebration, Florida.  The Company engages in the ownership and operation of a network of city-based websites for use by business and vacation travelers as well as local individuals.  Its' websites provide local information about hotels, restaurant dinning, golf courses, discount event tickets, discount car rentals, discount airfare, and attraction tickets.

IC Place's offers marketing tools and expertise to advertisers that combine the quality and power of Flash video, interactive features, the ability to update their information and add special events immediately and as frequently as desired. The IC Places websites also incorporate the most comprehensive online tracking and reporting capabilities. This dramatically enhances the impact and effectiveness of any ad campaign.

2.            Summary of Significant Accounting Policies

The significant accounting policies followed are:

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the three and six month periods ended June 30, 2008, 2007 and the period March 18, 2005 (date of inception) through June 30, 2008; (b) the financial position at June 30, 2008, and (c) cash flows for the six month periods ended June 30, 2008, 2007 and the period March 18, 2005 (date of inception) through June 30, 2008, have been made.

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates.

The unaudited financial statement and notes are presented as permitted by Form 10. Accordingly, certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principals generally accepted in the United States of America have been omitted. The accompanying unaudited financial statements should be read in conjunction with the financial statements for the years ended December 31, 2007 and 2006 and notes thereto in the Company’s annual report, filed as an exhibit with the Securities and Exchange Commission. Operating results for the three and six months ended June 30, 2008 and 2007 and for the period March 18, 2005 (date of inception) to June 30, 2008 is not necessarily indicative of the results that may be expected for the entire year.

The majority of cash is maintained with a major financial institution in the United States.  Deposits with this bank may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk.  The Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents.

Accounts receivable consist of amounts due for advertising, based on referral agreements.   Advertising revenue is recognized when businesses place advertisements on the IC Places website or through banner ads or upon a customer's purchase of partner offerings originated from links through the company website.   An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary.   Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

Property and equipment is stated at cost.  Depreciation is computed by the straight-line method over estimated useful lives (3-7 years).   The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment existed at December 31, 2007.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.  We did not recognize any impairment losses for any periods presented.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R requires all share-based payments to employees, including grants of employee stock options to be recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company had no common stock options or common stock equivalents granted or outstanding for all periods presented.

The company completed its acquisition of 100% of the stock of a full-service IT Firm (Bridger Web, Inc.) in exchange for 21,520,000 shares of the Company’s stock.   In accordance with SAB 107, Topic 5G, the significant ownership transfer into this business development stage company resulted in the valuation of the acquisition at the historical basis of the acquired company.  The acquired company had relatively no capital assets, no debt, and there is no valuation assigned to the technology basis, since all technology development costs were expensed as research and development, and the technology feasibility was reached at the time of the letter of intent to acquire.  Therefore, the valuation placed on the acquisition was considered to be the par value of the shares issued.

The costs of advertising are expensed as incurred.  Advertising expense was $1,000, $0, and $1,230 for the six months ended June 30, 2008, and 2007 and for the period March 18, 2005 (date of inception) through June 30, 2008, respectively.

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes,” which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The Company follows SFAS No. 128, “Earnings Per Share.” Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares. There are no share equivalents and, thus, anti-dilution issues are not applicable.

3.            Development Stage Enterprise

The Company has been in the development stage since its formation on March 18, 2005.  It has primarily engaged in developing an internet portal website and raising capital to carry out its business plan. The Company expects to continue to incur significant operating losses and to generate negative cash flow from operating activities while it develops its customer base and establishes itself in the marketplace.  The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control.  If the Company is unable to implement its business plan successfully, it may not be able to eliminate operating losses, generate positive cash flow, or achieve or sustain profitability, which would materially adversely affect its business, operations, and financial results, as well as its ability to make payments on any obligations it may incur.

4.            Going Concern

The accompanying unaudited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.

The Company incurred a net loss of $8,753 and $92,513 for the six months ended June 30, 2008 and for the period March 18, 2005 (date of inception) through the period ended June 30, 2008, respectively.  As of June 30, 2008 the Company had approximately $3,000 of cash with which to satisfy any future cash requirements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business.  There can be no assurance that the Company will be successful in raising such capital.  The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to build and maintain websites and to provide services and support to its customers and users.  There may be other risks and circumstances that management may be unable to predict.

The unaudited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

5.            Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. There was no material impact on the overall results of operations, cash flows, or financial position from the adoption of FIN 48.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141(revised 2007), Business Combinations, which replaces SFAS No. 141.  The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred.  SFAS No. 141(R) is effective for the Company beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition or results of its operations.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 159 did not have a material impact on the Company's financial condition or results of its operations.

In December 2007, the FASB issued SFAS No. 160; Noncontrolling Interest in Consolidated Financial Statements, and amendment of ARB 51, which changes the accounting and reporting for minority interest.  Minority interest will be recharacterized as noncontrolling interest and will be reported as component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in change in control will be accounted for as equity transactions.  In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the date of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings.  SFAS No. 160 is effective for the Company beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively.  The Company is not part of a consolidating group and currently is not affected by this pronouncement.

In March 2008, the Financial Accounting Standards Board issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  SFAS No. 161 requires additional disclosures related to the use of derivative instruments, the accounting for derivatives and the financial statement impact of derivatives.  SFAS No. 161 is effective for fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 161 will not impact the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not currently expect the adoption of SFAS 162 to have a material effect on our results of operations and financial condition.

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible Debt instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. As we do not have convertible debt at this time, we currently believe the adoption of FSP APB 14-1 will have no effect on our results of operations and financial condition.

6.            Equipment

Equipment consists of:

	June 30, 2008 (unaudited)	December 31, 2007 (audited)
Office Furniture	$229	$229
Computer Equipment	3,928	3,928
Software	19,376	19,376
	23,533	23,533
Less accumulated depreciation	4,179	541
Property and equipment, net	$19,354	$22,992

Depreciation of equipment was $3,686, $0 and $4,179 for the six months ended June 30, 2008, 2007 and for the period March 18, 2005 (date of inception) through June 30, 2008, respectively.

7.            Income Tax

The Company has not recognized an income tax benefit for the current quarter and year based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the current period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.  As of December 31, 2007, the Company incurred start-up losses of approximately $90,000.

8            Equity

The company has one class of stock, common.  Five Hundred Million (500,000,000) shares of stock are authorized by the company’s Amended Articles of Incorporation filed within the State of Delaware. The authorized shares consist of Five Hundred Million (500,000,000) shares of Common Stock at par value $.00001, as amended for the 10:1 reverse stock split effective in 2007.  All share information has been presented with share information retroactively stated.

During the six-month period ended June 30, 2008, the company issued 21,520,000 common shares in a share based purchase transaction for Bridger Web, Inc.

9.            Related Party Transactions

In 2007 an advance in the amount of $86,862 was made by a shareholder, for working capital and development purposes.  There are no repayment terms to this advance and the amount is payable upon demand.

The Company has limited needs for office space and is currently performing programming and administrative tasks from offices provided by unrelated parties as needed and at no charge.  The current arrangements are temporary and the Company is actively seeking a facility to occupy upon funding of their plan of operations.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

10.                       Contingencies

From time to time the Company may be a party to litigation matters involving claims against the Company.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

EXHIBIT
NUMBER	DESCRIPTION

3.1	Articles of Incorporation*
3.2	By-Laws*
5.1	Opinion of Counsel
10.1	Stock Purchase and Sale Agreement between IC Places, Inc. and Bridger Web, Inc.*
23.1	Consent of Independent Registered Public Accountant
23.2	Consent of Counsel, as in Exhibit 5.1
Financial Statements, December 31, 2007 and 2006 **

Those marked with an asterisk and required to be filed hereunder, are incorporated by reference and can be found in their entirety in our original Form 10 Registration Statement, filed under SEC File Number 000-53278, at the SEC website at www.sec.gov:

*   Filed as an exhibit to the Form 10 filed with the SEC on August 11, 2008

** Included in prior filings of form 10 with the SEC (Amendment No. 3, August 11, 2008)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IC Places Inc.

(Registrant)

	By:	/s/ Steve Samblis

Date: April 7, 2009		Steve Samblis, President/CEO/Chairman of the Board of Directors